Exhibit 99.2

PNI Digital Media Inc.

(TSX: PN / OTCBB: PNDMF)

Management’s Discussion & Analysis

For the Three Month Period December 31, 2011

March 6, 2012

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 1

This discussion and analysis is a review of the operating results, financial condition, and business risks of PNI Digital Media Inc. (“PNI”, the “Company”, “we” or “our”). This discussion should be read in conjunction with the Management’s Discussion and Analysis included in PNI’s 2011 Annual Report and our consolidated financial statements and accompanying notes for the year ended September 30, 2011 and for the three months ended December 31, 2011. The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect our views at March 6, 2012 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, risks related to our technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. Our actual results could differ materially from those expressed or implied by such forward-looking statements.

Business Highlights

Financial and Operational Highlights

  Generated IFRS profit before income taxes for the quarter of $1.0 million compared to $1.5 million in the first quarter of fiscal 2011

  Processed a record number of transactions during the period, 6.7 million compared to 6.4 million during the first quarter of fiscal 2011, a 5% increase

  Revenue for the quarter was $6.9 million compared to $7.7 million in the first quarter of fiscal 2011

  Revenue on a constant currency basis was $6.9 million compared to $7.7 million in the first quarter of fiscal 2011

  Transactional revenue was $5.8 million, compared to $6.3 million in the first quarter of fiscal 2011

  Transaction fees represented 83% of total revenue vs. 81% during the same period of fiscal 2011

  Non-IFRS adjusted EBITDA1 was $1.7 million during the first quarter of 2012, compared to a non-IFRS adjusted EBITDA of $2.3 million during the first quarter of 2011

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net profit plus amortization, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 14 of this MD&A.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 2

Selected financial information

The following selected financial information has been prepared in accordance with generally accepted accounting principles in Canada and is presented in Canadian dollars.

	Three Months Ended
	December 31,
	2011	2010
Revenue	$6,950,376	$7,733,805
Gross Profit	$4,358,807	$5,079,280
Profit from operations	$930,647	$1,349,272
Profit before income taxes	$1,036,492	$1,514,223
Profit for the period	$1,040,223	$979,690
Basic earnings per common share	$0.03	$0.03
Fully diluted earnings per common share	$0.03	$0.03
	As at
	December 31,	September
	2011	30, 2011
Total assets	$24,789,336	$22,472,894
Net assets	$19,736,703	$18,904,362
Working capital	$6,429,499	$5,397,594

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 3

Business Overview:

The Company operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer ordered digital content, whether from in-store kiosks, online sites or desktop software, with retailers that have on-demand manufacturing capabilities for the production of merchandise such as photos and business documents. The Company successfully generates and routes millions of transactions each year for a range of retailers enabling thousands of locations worldwide.

The Company’s customers include some of the largest retailers on a worldwide basis, including, Costco, SAM’s Club, Blacks, CVS/Pharmacy, Tesco, ASDA, Walmart Canada, Kodak and Fujifilm among others.

The Company’s core value proposition is to provide an effective and dynamic technology platform to allow its customers to transact and transport photo and digital media orders from the consumer, whether via a website over the internet or from an in-store kiosk, to the retailers’ production facilities. The technology that delivers this end to end service is generically known as the PNI Digital Media Platform (the “Platform” or “Network”). The Company earns revenue through multiple channels, including recording transaction fees for all such orders that pass through the Network.

The Company’s goal is to provide leading retailers who have digital manufacturing facilities with the ability to produce merchandise on-demand from digital orders received via the internet or kiosk, including being able to support and enable one-hour photo operations.

The Company has built its current business around the conversion of photography from film-based to digital-based and has positioned itself to be one of the most significant providers of internet infrastructure that facilitates the delivery of digital imaging from order origination to fulfillment through our relationships with large retailers.

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company is able to reduce some of its business risk as it is able to reduce reliance on one particular market segment or geographic concentration and does not have to concentrate on building consumer brand awareness of its own.

Direct competitors in the market who also provide digital print services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics, Storefront.com Online Inc. and Photobox. Of these competitors, Snapfish is the only one which currently partners with large North American retailers of a size that is comparable to those serviced by the Company.

The competition for in-store kiosk software is provided by companies such as HP, Lucidiom, Storefront.com Online Inc., Kodak and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces and the Company believes there remains significant business potential

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 4

to increase market share and revenue by connecting kiosk-based interfaces to the PNI Digital Media platform.

The Company has invested in, and is building a future towards, enabling e-commerce for all types of digital content for the retailers’ ‘Media Center’. The PNI Digital Media Platform can enable this type of harmonized e-commerce activity, by enabling the routing of content to the manufacturing location(s) equipped to produce the end product.

Growth Strategy:

Our strategy for growth is to:

  Continue to contract or partner with leading retailers and web portals in the photofinishing and photo gifting industry;

  Innovate to deliver new product lines to our customers, such as our innovative new product lines for small business printing and social stationery;

  Maintain service and product excellence for strong customer retention and development;

  Maintain a close relationship with our customers by providing marketing solutions that encourage both new user adoption and accelerate existing user frequency;

  Leverage off existing partnerships and work with distributors to expand internationally, including further deployments in Europe and Asia-Pacific; and

  Provide a workplace conducive to attracting and retaining talented people.

Seasonality of Operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. The Company’s rapid growth over the past several years may have overshadowed seasonal or cyclical factors which might have influenced business to date. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Network are for the sale of personal items that help consumers preserve or share their memories. Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 5

Revenue by geographic region

During the three month periods ended December 31, 2011 and 2010, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,
	2011	2010

United States	64%	62%
Canada	19%	20%
Total North America	83%	82%

United Kingdom	16%	17%
Other	1%	1%

Total	100%	100%

Results from operations: 3 Months Ended December 31, 2011 Revenue

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,	Change	% Change
Description	2011	2010

Transaction fees	$5,790,290	$6,299,661	$(509,371)	(8)%
Software licences and Installation fees	489,647	656,461	(166,814)	(25)%
Membership fees	436,199	448,816	(12,617)	(3)%
Professional fees	20,289	14,345	5,944	41%
Archive fees	213,951	314,522	(100,571)	(32)%

Total	$6,950,376	$7,733,805	$(783,429)	(10)%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 6

Revenue (Constant currency basis)

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,	Change	% Change
Description	2011	2010

Transaction fees	$5,744,563	$6,299,661	$(555,098)	(9)%
Software licences and Installation fees	487,571	656,461	(168,890)	(26)%
Membership fees	434,893	448,816	(13,923)	(3)%
Professional fees	20,808	14,345	6,463	45%
Archive fees	213,930	314,522	(100,592)	(32)%

Total	$6,901,765	$7,733,805	$(832,040)	(11)%

Revenue by Type
Q1 FY2012

Revenue by Type
Q1 FY2011

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 7

Revenues for the first quarter, ended December 31 2011 were $6,950,376, reflecting a decline of $783,429, or 10% from revenues generated in the same period last year of $7,733,805.

Revenue period-on-period was mainly impacted by the following:

  During the quarter, the Company eliminated one of the instances where it was responsible for providing fulfillment of certain items sold and as a result realized lower revenue of approximately $145,000. This change in circumstances also led to a reduction in cost of sales during the period;

  A change in product mix as a number of our retail partners experienced a decline in the number of photo prints sold as the popularity of non-print items such as photo books increased. Due to the structure of the majority of our contracts with photo retailers, this shift has led to a lower fee earned per transaction;

  Decreases in software licence and installation fees and archive fees of $167,000 and $101,000 respectively; partially offset by

  A period-on-period strengthening of 1% in the strength of the US dollar compared to the Canadian dollar. As 64% of the Company’s revenue was earned from the United States during the period, a strengthening in the value of the US dollar relative to the Canadian dollar has a significant impact on financial results. If exchange rates during the current quarter had been at the same levels as they were during the first quarter of fiscal 2011, revenue would have decreased period-on-period by 11% to approximately $6.9 million.

While revenues decreased period-on-period, the number of orders placed through the PNI Platform increased by 5% reaching 6.7 million for the three month period, compared to 6.4 million in the same period last year.

Transaction fees continue to be the largest element of our revenue base and totaled $5,790,290 for the quarter, accounting for 83% of total recorded revenue as compared to 81% during the first quarter of fiscal 2011. Transaction fees were negatively impacted by the following:

  Elimination of an instance where the Company was responsible for providing fulfillment of certain items sold resulting in lower realized revenue of approximately $145,000; partially offset by

  A period-on-period strengthening of the US dollar compared to the Canadian dollar resulting in approximately $46,000 in higher realized revenue.

Had it not been for the two factors noted above, transaction fees would have decreased period-on-period by 7% to approximately $5.9 million. After taking into consideration the two factors noted above, the decline in transaction fees is mainly due to the changes experienced in product mix. While the Company continues to show growth in order volumes, the change in product mix has resulted in a lower value realized per order and a decline in revenue.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 8

Software license and installation fees fell by 25% period-on-period to $489,647. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our UK based customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

Membership fees are earned either through monthly fixed fees based on the number of locations customers have connected to the PNI Platform or through annual recurring service and maintenance revenue from customers who have purchased our kiosk software. Revenue from this source has decreased period-on-period by 3% to $436,199. Revenue earned from this source is largely recurring in nature and remains relatively stable period to period.

Professional fees have shown an overall increase of 41% period-on-period to $20,289. This is primarily due to a number of one-off projects completed on behalf of a number of our customers this year compared to fewer such projects in the same period last year. Professional fee revenue is non-recurring in nature and dependant on both the demand from our customers and also the availability of internal resources to allocate to this kind of work. While we continue to expect projects to arise and be taken on in future periods this type of revenue stream is not seen as core to our business and may fluctuate considerably from period to period.

Archive fees, which represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits, decreased 32% period-on-period to $213,951. The period-on-period decrease is principally due to the deletion of stored images as a result of our customers reducing the images stored for consumers whose accounts have been inactive over the previous twelve months. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 9

Expenses

	Three Months	Three Months
	Ended	Ended
	December 31,	December 31,	Change	% Change
Description	2011	2010

Cost of sales	$1,967,834	$2,030,814	$(62,980)	(3)%

Operating expenses
Software development	2,114,703	2,126,565	(11,862)	(1)%
General and administration	1,020,382	921,493	98,889	11%
Sales and marketing	167,435	267,176	(99,741)	(37)%
	5,270,354	5,346,048	(75,694)	(1)%

Share-based compensation	79,269	329,634	(250,365)	(76)%
Amortization of property and equipment	404,775	495,375	(90,600)	(18)%
Amortization of intangible assets	265,331	194,004	71,327	37%
Loss on disposal of property and equipment	-	19,472	(19,472)	(100)%

Total	$6,019,729	$6,384,533	$(364,804)	(6)%

Total expenses for the first quarter of fiscal 2012 are 6% less than the first quarter of fiscal 2011. Excluding non-cash expenditures of share-based compensation, amortization, and loss on disposal of property and equipment, controllable cash expenses decreased by 1% to $5,270,354.

The Company is currently working on a number of new initiatives in addition to supporting its existing customer base and as such is investing in additional development resources. It is anticipated that these initiatives will provide the Company with long-term benefits and potential future growth. Controllable cash costs decreased period-on-period by 1%. Management believes the technology can be further leveraged in future periods, however, the increase in development headcount means that the overall cost base of the Company will likely show further period on period increases for the foreseeable future. Should the Company suffer the loss of significant customers or change certain aspects of its current operations requiring additional development expenditures to be incurred, this relationship between revenues and costs may alter.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 10

 Quarterly summary

Cost of sales and Gross Profit

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

	Three months ended December 31,
		2011			2010
	Per	Adjustments	Controllable	Per	Adjustments	Controllable
	consolidated	(1) (2) (3) (4)	cash	consolidated	(1) (2) (3) (4)	cash
	financial		expense	financial		expense
	statements		.	statements
Revenue	$6,950,376	$-	$6,950,376	$7,733,805	$-	$7,733,805
Cost of sales	2,591,569	(623,735)	1,967,834	2,654,525	(623,711)	2,030,814
Gross Profit	4,358,807	623,735	4,982,542	5,079,280	623,711	5,702,991

Gross Profit %	63%		72%	66%		74%

Notes:

(1)	Excludes amortization of property and equipment of $357,306 and $413,070 during the period ending December 31, 2011 and 2010 respectively.
(2)	Excludes amortization of intangible assets of $265,331 and $194,004 during the period ending December 31, 2011 and 2010 respectively.
(3)	Excludes loss on disposal of property and equipment during the period of $nil and $5,863 during the period ending December 31, 2011 and 2010 respectively.
(4)	Excludes share-based compensation during the period of $1,098 and $10,774 during the period ending December 31, 2011 and 2010 respectively.

Cost of sales, after adjustments, decreased period-on-period $62,980, or 3% to $1,967,834. The decrease was principally driven by reduced direct costs of fulfillment and lab system installations as a result of changes in sales volumes in these areas. This decrease was partially

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 11

offset by a combination of a 15% increase in personnel and consulting costs as a result of an increase in headcount to support and maintain the PNI Network as a result of increased order volumes, and licensing fees associated with the use of third party software.

Gross profit, after adjustments, was 72% compared to 74% in the same period last year. The decrease was principally the result of the decrease in revenue outpacing the decrease in cost of sales.

Operating expenses

		Three months ended December 31,
		2011			2010
	Per	Adjustments	Controllable	Per	Adjustments	Controllable
	consolidated	(1) (2) (3)	cash	consolidated	(1) (2) (3)	cash
	financial		expense	financial		expense
	statements			statements
Software development	$2,164,177	$(49,474)	$2,114,703	$2,305,854	$(179,289)	$2,126,565
General and administration	1,093,029	(72,647)	1,020,382	1,100,309	(178,816)	921,493
Sales and marketing	170,954	(3,519)	167,435	323,845	(56,669)	267,176
Total	$3,428,160	$(125,640)	$3,302,520	$3,730,008	$(414,774)	$3,315,234

Notes:

(1)

Software development: Excludes amortization of property and equipment of $39,970 and $67,477; loss on disposal of property and equipment of $nil and $12,015; and share-based compensation of $9,504 and $99,797 during the period ending December 31, 2011 and 2010 respectively.

(2)

General and administration: Excludes amortization of property and equipment of $4,512 and $7,414; loss on disposal of property and equipment of $nil and $392; and share-based compensation of $68,135 and $171,010 during the period ending December 31, 2011 and 2010 respectively.

(3)

Sales and marketing: Excludes amortization of property and equipment of $2,987 and $7,414; loss on disposal of property and equipment of $nil and $1,202; and share-based compensation of $532 and $48,053 during the period ending December 31, 2011 and 2010 respectively.

Software development expenses, after adjustments, decreased by $11,862, or 1% to $2,114,703. Included within software development costs is $168,750 relating to one-off non-recurring termination payments. After excluding the one-off termination payments, software development expenses decreased period-on-period by $180,612, or 8%; of which $80,000 relates to the three month period ending December 31, 2010 including a charge associated with the Company’s contribution towards the settlement of a potential claim made against a form customer by a third party, and the remaining amount mainly relates to a decrease in personnel costs (staff and short-term contractors). The decrease in personnel costs is mainly due to the capitalization of staff costs in the current period that were previously expensed.

Software development expenses include costs associated with customizing aspects of the Company’s PNI Network software for specific customers as well as the cost of generating the Company’s software used in the PNI Network and software sold to customers. The Company’s policy is to classify software development costs between a research and development phase. The Company only capitalizes costs in the development phase if it is able to demonstrate that the software will generate future economic benefits.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 12

General and administration expenses, after adjustments, have increased by $98,889, or 11% to $1,020,382 period-on-period. The increase period-on-period is principally due to higher listing fees as a result of a one-off non-recurring initial listing fee of $50,000 as a result of the Company moving from the TSX-V to the TSX on October 18, 2011, higher salary and wages mainly the result of an increase in headcount, with the remaining increase due to higher director fees.

Sales and marketing expenses, after adjustments, have decreased by $99,741, or 37% to $167,435. The period-on-period decrease is principally due to a decrease in personnel costs as a result of a decrease in headcount.

Share-based compensation costs, representing both the cost of the Company’s share based compensation awards issued to employees, directors and consultants of the Company and compensation expense associated with shares issued as part of the acquisition of WorksMedia, have decreased period-on-period by $250,365, or 76% to $79,269. The period-on-period decrease is principally due to a combination of the Company not granting any share based compensation awards during the three months ending December 31, 2011; whereas the Company issued awards in the previous year, and the requirement under IFRS that the expense associated with awards that vest on a graded schedule such as the Company’s options, RSUs and PSUs be recognized on an accelerated basis.

Amortization expense related to property and equipment decreased by $90,600, or 18% to $404,775. The period-on-period decrease is mainly due to the fact the Company’s amortization policy results in amortization on Computer equipment declining period-on-period.

Amortization expense related to intangible assets increased by $71,327, or 37% to $265,331. The period-on-period increase is principally due to additional software purchases.

The Company did not dispose of any property and equipment during the three month period ending December 31, 2011; whereas the Company incurred a loss of $19,472 as it related to the disposal of equipment in the same period last year.

Other income and expenses

During the first quarter, ended December 31, 2011, the Company recorded a realized foreign exchange gain of $9,614 and unrealized gains of $95,672. The unrealized gain arose primarily as a result of the translation of intercompany balances between the UK subsidiaries and the Canadian parent, whilst the realized gain arose primarily as a result of favorable changes in Canadian dollar exchange rates relative to the US dollar between the time sales invoices were raised and the receipt of funds.

Cash flows

The Company recorded cash inflows from operations of $2,386,934 during the first quarter of fiscal 2012 compared to cash outflows of $133,310 during the first quarter of fiscal 2011. The change period-on period was principally due to the management of working capital, offset by the 10% decrease in revenue.

The Company’s most significant uses of cash in the current period were as follows:

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 13

  An investment of $102,913 was made in items of property and equipment, as the Company completed its preparations for the traditionally busy holiday period in December.

  An investment in intangible assets of $690,778; of which $404,912 related to the capitalization of costs associated with developing the Company’s new initiatives, and the remaining amount related to the purchase of software used in managing our network.

The investment in items of property and equipment, and intangible assets were funded out of the Company’s operating cash flows.

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s profit reported in accordance with IFRS to non-IFRS Adjusted EBITDA.

	Three Months Ended
	December 31,	December 31,
	2011	2010

Net profit in accordance with IFRS	$1,040,223	$979,690
Amortization	670,106	689,379
Interest expense	-	5,536
Income taxes	(3,731)	534,533
Stock based compensation expense	79,269	329,634
Unrealized foreign exchange (gain)	(95,672)	(195,888)

Adjusted EBITDA	$1,690,195	$2,342,884

Adjusted EBITDA per share – Basic	$0.05	$0.07
Adjusted EBITDA per share – Fully Diluted	$0.05	$0.07

Weighted average shares outstanding – Basic	34,076,445	33,777,750
Weighted average shares outstanding – Fully Diluted	34,099,611	33,924,631

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, unrealized foreign currency gains and losses and stock-based compensation.

We note that the Company’s adjusted EBITDA for the first quarter of 2010 has not changed as a result of the Company’s adoption of IFRS; as all differences between Canadian GAAP and IFRS related to stock based compensation and income taxes, both of which are included as items added back to net income under the Company’s definition of adjusted EBITDA.

To supplement the Company's consolidated financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 14

Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net income per share determined in accordance with IFRS.

Contingencies and commitments

During the year ended September 30, 2010, the Company received notice from a former customer that a possible patent infringement had been brought to their attention regarding software which in previous years had been sold by one of our subsidiaries and which is unrelated to the PNI Platform and to the Company’s kiosk software. During the year ended September 30, 2011, the Company received notice from its former customer that a settlement had been reached between it and the entity that had been making the claims of patent infringement. As a result, the Company’s former customer requested that the Company pay a portion of the settlement amount under an indemnification clause included in the contract that was in place during the previous relationship. After considering all of the available facts, including the expected legal costs of disputing the matter, the Company agreed to pay a contribution of the settlement charge, up to a maximum amount of US$100,000. The Company concluded negotiations over the final allocation of the settlement charge with the former customer and made a contribution of US$80,000 during the year ended September 30, 2011 in full and final settlement. Upon payment of this amount, the Company has been released from any future claims relating to this matter by the customer.

The contractual obligations and payments due as at December 31, 2011 are as follows:

	Payments due by period
	Total	Less than 1	1-3 years	3-5 years
		year
Property leases	719,016	278,329	440,687	-
Other service agreements	6,577,260	1,712,609	3,328,566	1,536,085
Purchase obligations	-	-	-	-
	7,296,276	1,990,938	3,769,253	1,536,085

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 15

Bank Facility

In March 2010, the Company entered into a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a $1,500,000 revolving demand facility (“Revolving Demand Facility) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at December 31, 2011 no amount has been drawn on this facility.

Liquidity and capital resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

During the three month period ended December 31, 2011 the Company generated positive cash flow from operations of $2,386,934. During the same three month period its working capital improved by $1,031,905 to a surplus of $6,429,499. The Company's liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $6,429,499 at December 31, 2011 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 16

receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

The Company’s activities are being funded out of its operating cash flow. As a result of generating positive results during the three month period ending December 31, 2011 the Company has not encountered any difficulties doing so, however if positive results are not continued in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of $1,500,000.

Related Party Transactions

During the three month period ended December 31, 2011, the Company incurred legal fees of $26,393 (period ended December 31, 2010: $34,636) for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at December 31, 2011 included $22,536 (September 30, 2011: $23,955) related to these services.

During the three month period ended December 31, 2011, the Company incurred consulting fees of $12,807 (period ended December 31, 2010: $14,900) for services provided by Digital Photoworks, a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at December 31, 2011 included $2,551 (September 30, 2011: $5,072) related to these services.

During the three month period ended December 31, 2011, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of a number of our retail customers (period ended December 31, 2010: $8,449) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer. The Company does not have any outstanding accounts payable or accrued liabilities as at December 31, 2011 related to this company (September 30, 2011: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the three month period ended December 31, 2011, the Company was recharged its proportional share of office running costs totalling $27,603 (period ended December 31, 2010: $45,088) by this related party. In addition, during the three month period ended December 31, 2011, the Company used the software development services of this company, incurring costs of $36,273 (period ended December 31, 2010: $16,957). At December 31, 2011, accounts payable included $43,126 (September 30, 2011: $21,578) related to these services and cost recharges.

During the three month period ended December 31, 2011, the Company generated revenue of $1,319 (period ended December 31, 2010: $1,677) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director and Officer of the Company controls. Accounts receivable at December 31, 2011 included $3,807 (September 30, 2011: $2,102) related to these services.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 17

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

Financial instruments

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $178,820 is covered by either the Financial Services Compensation Scheme in the United Kingdom or the Canada Deposit Insurance Corporation, leaving $5,211,448 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2011, five customers each account for 10% or more of total trade accounts receivable (December 31, 2010 – five customers).

Financial assets past due

At December 31, 2011, the Company has a provision of $145,000 against trade accounts receivable, the collection of which is considered doubtful.

The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 18

At December 31, 2011

		Financial assets that are past due but
		not impaired
					Carrying
	Neither past				value on the
	due nor	31– 60	61– 90	91days	balance sheet
	impaired	days	days	+	$

Trade accounts receivable	3,708,112	922,614	98,906	569,654	5,299,286
Commodity taxes recoverable	1,454	-	-	-	1,454
Other	1,532	-	-	-	1,532
Total	3,711,098	922,614	98,906	569,654	5,302,272

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at December 31, 2011, 9% has been subsequently collected as at March 5, 2012. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2011, the Company had a provision for doubtful accounts of $145,000 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 19

deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2011, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $4,163,741, accounts receivable of $1,020,282 and accounts payable of $1,476,869 which were denominated in UK £. In addition, at December 31, 2011, the Company had cash and cash equivalents of $1,118,553, accounts receivable of $2,985,366 and accounts payable of $1,024,916 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the three months ended December 31, 2011 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net
profit

$
Change of +/- 10% in US$ foreign exchange rate	+/-307,900
Change of +/- 10% in UK£ foreign exchange rate	+/-586,563

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 20

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Income taxes

During the three month period ended December 31, 2011, the Company recorded an income tax recovery in the amount of $3,731 compared to the recognition of an income tax expense during the three month period ended December 31, 2010 of $534,533. The recovery was due to management’s assessment that based on current results, it is more likely than not that the Company will utilize a larger portion of the losses available to the Company in the UK. The Company’s deferred tax asset as at December 31, 2011 is $7,020,783. The Company expects to utilize the net future income tax asset through a combination of retaining existing customers and closely monitoring controllable cash costs. The Company expects to utilize the net future income tax asset over the next three to five years.

Accounting Changes Adopted in Fiscal Year 2012

Basis of preparation and adoption of IFRS

We prepare our interim condensed consolidated financial statements in accordance with the Handbook of The Canadian Institute of Chartered Accountants. In 2010, this Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in our first quarter of 2012 interim condensed consolidated financial statements. Our basis of presentation and accounting policies are described in detail in notes 2, 3 and 4 of our interim condensed consolidated financial statements.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 21

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters. We have identified the quarterly information that was prepared under Canadian GAAP (“CDN GAAP”) and information that was prepared in accordance with IFRS. As a result, readers are cautioned that the fiscal 2010 data is not comparable to the amounts reported for fiscal 2011 and 2012. This data is provided for informational purposes only.

This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	IFRS	IFRS	IFRS	IFRS

Revenue	$6,950,376	$5,605,041	$5,316,242	$5,031,263
Net profit (loss) for the period	1,040,223	980,427	22,240	(882,757)
Basic profit (loss) per share	0.03	0.03	0.00	(0.03)
Fully diluted profit (loss) per share	0.03	0.03	0.00	(0.03)

	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	IFRS	CDN GAAP	CDN GAAP	CDN GAAP

Revenue	$7,733,805	$6,657,414	$5,681,221	$5,261,722
Net profit (loss) for the period	979,690	5,808,317	(109,760)	(90,886)
Basic profit (loss) per share	0.03	0.17	(0.00)	(0.00)
Fully diluted profit (loss) per share	0.03	0.17	(0.00)	(0.00)

Quarterly revenue breakdown

	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
	IFRS	IFRS	IFRS	IFRS

Transaction fees	$5,790,290	$4,316,987	$3,978,814	$3,454,606
Software licences and installation fees	489,647	523,874	614,563	777,775
Membership fees	436,199	387,999	397,008	416,846
Professional fees	20,289	43,911	10,690	7,477
Archive fees	213,951	332,270	315,167	374,559
	$6,950,376	$5,605,041	$5,316,242	$5,031,263

	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	IFRS	CDN GAAP	CDN GAAP	CDN GAAP

Transaction fees	$6,299,661	$4,938,524	$4,359,745	$3,727,516
Software licences and installation fees	656,461	969,246	573,303	756,983
Membership fees	448,816	409,752	426,944	445,777
Professional fees	14,345	12,897	31,869	62,236
Archive fees	314,522	326,995	289,360	269,210
	$7,733,805	$6,657,414	$5,681,221	$5,261,722

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 22

Outstanding share information

The following table provides outstanding share information for the Company as at December 31, 2011 and March 5, 2012.

	March 5, 2012	December 31,
		2011
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	34,257,922	34,257,922
Common shares - outstanding	34,079,422	34,079,422
Preferred shares	-	-

Options
Outstanding	1,179,336	1,183,836
Exercisable	1,160,146	1,107,064

Deferred share units
Issued	116,136	122,003
Outstanding	116,136	122,003

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 23

Future accounting pronouncements:

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

IFRS 7 – “Financial Instruments: Disclosures” (“IFRS 7”)

IFRS 7 was amended to enhance disclosure requirements related to offsetting of financial assets and financial liabilities. These amendments are effective for years beginning on, or after January 1, 2013. The Company does not believe the adoption of the amendments will have any impact on its results from operations or its financial position.

IAS 1 – “Presentation of items of other comprehensive income (“IAS 1”)

IAS 1 was amended to change the disclosure of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. IAS 1 is effective for years beginning on, or after July 1, 2012. The adoption of this standard will not have an impact on the Company’s results from operations or its financial position.

IAS 19 – “Employee benefits” (“IAS 19”)

IAS 19 was amended to reflect (i) significant changes to recognition and measurement of defined pension expense and termination benefits, and (ii) expanded disclosure requirements. IAS 19 is effective for years beginning on, or after January 1, 2013. The Company does not believe the adoption of the amendments will have impact on its results from operations or its financial position.

IFRS 9 – “Financial Instruments” (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and measurement for debt instruments, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investments; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income (loss) indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 24

comprehensive income (loss). IFRS 9 is effective for years beginning on, or after January 1, 2015.

The Company has not yet assessed the impact of the adoption of IFRS 9 on its results from operations or its financial position.

IFRS 10 – “Consolidation” (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 “Consolidation – Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”. The Company does not believe the adoption of IFRS 10 will have any impact on its results from operations or its financial position. IFRS 10 is effective for years beginning on, or after January 1, 2013.

IFRS 11 – “Joint Arrangements” (“IFRS 11”)

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Ventures”. The Company does not believe the adoption of IFRS 11 will have any impact on its results from operations or its financial position. IFRS 11 is effective for years beginning on, or after January 1, 2013.

IFRS 12 – “Disclosure of Interests in Other Entities” (“IFRS 12”)

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off-balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company does not believe the adoption of IFRS 12 will have any affect on its results from operations or its financial position. IFRS 12 is effective for years beginning on, or after January 1, 2013.

IFRS 13 – “Fair Value Measurement” (“IFRS 13”)

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and, in many cases, does not reflect a clear measurement basis or consistent disclosures. The Company has not yet assessed the impact of the adoption of IFRS 13 on its results from operations or its financial position.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 25

IAS 32 – Financial instruments: Presentation (“IAS 32”)

IAS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities. These amendments are effective for years beginning on, or after January 1, 2014. The Company does not believe the adoption of the amendments will have any affect on its results from operations or its financial position.

Critical accounting estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Share-based payments

The Company grants stock-based awards that may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 26

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Goodwill and intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any.

The process of determining the nature and amount of the individual intangible assets and for carrying out annual impairment tests, calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions regarding future cash flow projections, future operating costs and appropriate discount rates to be used in the calculations. These determinations impact the amount that is initially recorded as goodwill or other intangible assets and the amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets. Changes in estimates and assumptions can affect the reported value of goodwill and other intangible assets with indefinite useful lives.

Deferred Income taxes

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. At December 31, 2011 the Company has a deferred income tax asset of $7,020,783.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 27

Deferred income tax assets and liabilities are presented as non-current.

At the end of the Company’s last fiscal year, September 30, 2011, the Company had net operating loss carry-forwards for Canadian tax purposes of approximately $9,754,550 that are available for carry forward to reduce taxable income in future years. In addition, the Company had $14,796,141 (£9,166,238) of losses for tax purposes in the United Kingdom which are available to reduce taxable income in future periods.

Adoption of International Financial Reporting Standards (“IFRS”)

The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and required publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011, with early adoption permitted. Accordingly, these unaudited interim condensed consolidated financial statements are based on IFRS, as issued by the International Accounting Standards Board (“IASB”). In these unaudited interim condensed consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the Company’s adoption to IFRS.

Overview

The effect of the Company’s transition to IFRS is summarized as follows: transition elections; explanatory notes on Canadian GAAP/IFRS differences; and additional information and disclosures for the year ended September 30, 2011.

Refer to note 4 of the interim condensed consolidated financial statements for a detailed reconciliation of the impact of the differences between Canadian GAAP and IFRS on our financial position, results from operations, and cash flows as related to fiscal 2011.

Transition elections

The adoption of IFRS requires the application of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of the Company’s first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has applied the following transitional exceptions and exemptions to full retrospective application of IFRS in its preparation of an opening IFRS consolidated statement of financial position at October 1, 2010 (the Company’s “Transition Date”):

i)	To apply IFRS 2, “Share-based Payments”, retrospectively only to awards that were issued after November 7, 2002 and where any portion of said awards had not vested by the Transition Date;

ii)	To apply IFRS 3, “Business Combinations”, prospectively from the Transition Date and, therefore, not restate business combinations that took place prior to the Transition Date.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 28

iii)	To apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive loss are reset to zero at the Transition Date.

The Company’s Transition Date IFRS consolidated statement of financial position is included as comparative information in the interim condensed consolidated statements of position in the interim condensed consolidated financial statements.

Explanatory notes on differences between Canadian GAAP and IFRS

Income taxes – tax reclassification

In accordance with Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. As a result current deferred tax assets and liabilities recognized under Canadian GAAP have been reclassified as non-current.

Income taxes – Pixology loss carry-forwards

During the years ended September 30, 2009, 2010 and 2011; the Company determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not. Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense. Accordingly, the following amounts were credited against goodwill and intangible assets arising from the Pixology acquisition as follows:

	September 30, 2011	September 30, 2010	September 30, 2009

Intangible assets	$-	$89,266	$452,390
Goodwill	77,382	949,152	432,574
Total	$77,382	$1,038,418	$884,964

IFRS requires the recognition of a deferred tax asset related to acquired losses and deductible temporary differences to be recognized as a deferred tax recovery in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

However, as the Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition; the Company is not permitted to reverse adjustments to goodwill that IFRS 3 would not permit hence no reversal was made to the application of Pixology loss carry-forwards to goodwill prior to October 1, 2010. The Company has reversed the application of Pixology loss carry-forwards made during the year ended September 30, 2011.

While the application of IFRS 3 prospectively does not permit adjustments to goodwill prior to the transition date, the Company is required to reverse the application of Pixology loss carry-

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 29

forwards to intangible assets. This change in accounting policy does not have an impact on the October 1, 2010 intangible asset balance as all Pixology related intangible assets would have been fully amortized by the year ended September 30, 2010 as the increase in amortization expense would be offset by the decrease in income tax expense.

This change in accounting policy has impacted the following accounts as follows:

	September 30, 2011	December 31, 2010	October 1, 2010

Goodwill	$77,382	$-	$-
Accumulated other comprehensive loss (gain)	(129)	-	-
Deferred income tax (recovery)	(77,253)	-	-
	$-	$-	$-

Income taxes – share issue costs

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carry forwards and other deductible temporary differences arising in Canada. As a result the Company recorded a deferred tax asset relating to these items and recorded a deferred tax benefit. A portion of the deferred tax asset recognized, in the amount of $107,611, related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, the portion of the deferred tax asset of $107,611 related to share issue costs was recorded as a deferred tax benefit within the Company’s Statement of Earnings (Loss) and Comprehensive Gain (Loss). IFRS, however, requires temporary differences related to equity items be recognized as an increase or decrease to share capital.

This change in accounting policy has impacted the following accounts as follows:

	September 30, 2011	December 31, 2010	October 1, 2010

Share capital	$(788)	$(80,905)	$(107,611)
Opening Deficit / (Surplus)	107,611	107,611	107,611
Deferred income tax (recovery)	(106,823)	(26,706)	-
	$-	$-	$-

Cumulative translation adjustment

As the Company has elected to apply the IFRS 1 exemption for cumulative translation differences, the Company has recorded an adjusting entry to reset the cumulative translation differences to zero at the transition date. Application of this accounting policy choice results in a decrease of $2,319,536 in accumulated other comprehensive loss and a corresponding increase in deficit as of October 1, 2010.

Share-based payments

There are two changes on transition regarding the accounting for share-based payments. Under Canadian GAAP, the Company treated its stock option, PSU and RSU tranches as single pools and determined fair value using an average life of the grant as a whole, and then recognized compensation expense on a straight-line basis. IFRS requires each tranche to be valued separately and recognized as compensation over its individual vesting period; this results in earlier recognition of the compensation expense as compared to Canadian GAAP.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 30

With respect to forfeitures, the Company recognized forfeitures as they occurred under Canadian GAAP; under IFRS, companies are required to estimate forfeitures at the time of grant with resulting effects on the compensation expense recognized.

This change in accounting policy has impacted the following accounts as follows:

	September 30, 2011	December 31, 2010	October 1, 2010

Increase in Contributed Surplus	$(185,652)	$(130,537)	$-
Share-based payment expense
Increase - Options	99,196	100,071	-
Increase - RSUs	80,255	20,861	-
Increase - PSUs	6,201	9,605	-
	$-	$-	$-

Other Reclassifications

Certain other balances and financial statement captions have been reclassified from Canadian GAAP to conform with the presentation requirements of IFRS. The reclassification of these balances had no impact on net equity as at transition to IFRS.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 31

Quarterly financial information under IFRS

The following table outlines our unaudited financial position as at the end of each quarter in fiscal 2011, accounted for under IFRS:

	September 30,	June 30,	March 31,	December 31,
	2011	2011	2011	2010

Assets

Current assets
Cash and cash equivalents	$3,936,176	$3,020,411	$4,745,436	$3,737,564
Accounts receivable	4,535,912	4,471,718	3,782,818	6,125,136
Prepaid expenses and other current assets	460,140	471,225	590,213	548,702

	8,932,228	7,963,354	9,118,467	10,411,402

Property and equipment	5,140,150	5,415,294	5,617,962	5,184,067
Deferred income tax asset	7,065,857	5,827,236	5,495,321	5,258,828
Intangible assets	680,437	679,429	691,821	873,775
Goodwill	654,222	636,569	634,603	630,351

	$22,472,894	$20,521,882	$21,558,174	22,358,423

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,284,311	$2,710,935	$3,667,556	$3,911,753
Current portion of deferred revenue	250,323	261,601	423,910	602,139
Current portion of finance lease obligations	-	-	-	-

	3,534,634	2,972,536	4,091,466	4,513,892

Deferred revenue	33,898	36,158	55,713	50,137
	3,568,532	3,008,694	4,147,179	4,564,029

Shareholders’ Equity

Share capital	$66,420,572	$66,552,792	$66,687,630	$66,076,912
Contributed surplus	19,522,420	19,322,393	19,132,094	19,306,396
	85,942,992	85,875,185	85,819,724	85,383,308

Deficit	(67,012,367)	(67,992,794)	(68,015,034)	(67,132,277)

Accumulated other comprehensive loss	(26,263)	(369,203)	(393,695)	(456,637)

	(67,038,630)	(68,361,997)	(68,408,729)	(67,588,914)

	18,904,362	17,513,188	17,410,995	17,794,394

	$22,472,894	$20,521,882	$21,558,174	$22,358,423

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 32

The following table outlines our unaudited, summarized results from operations for each quarter in and for the full year of Fiscal 2011, accounted for under IFRS:

					For the year
	For the three months ended				ended
	September 30,	June 30,	March 31,	December 31,	September
	2011	2011	2011	2010	30, 2011

Revenue	$5,605,041	$5,316,242	$5,031,263	$7,733,805	$23,686,351
Cost of sales	2,239,819	2,195,707	2,229,508	2,654,525	9,319,559
Gross Profit	3,365,222	3,120,535	2,801,755	5,079,280	14,366,792

Expenses
Software development	2,325,787	2,200,333	2,410,604	2,305,854	9,242,578
General and administration	1,024,194	1,007,813	1,092,311	1,100,309	4,224,627
Sales and marketing	162,808	207,375	274,237	323,845	968,265

	3,512,789	3,415,521	3,777,152	3,730,008	14,435,470

Profit from operations	(147,567)	(294,986)	(975,397)	1,349,272	(68,678)

Foreign exchange gain	(90,874)	(42,184)	(162,529)	170,439	(125,148)
Finance income	(494)	446	-	48	-
Finance costs	416	(464)	(15)	(5,536)	(5,599)

	(90,952)	(42,202)	(162,544)	164,951	(130,747)

Profit (loss) before income tax	(238,519)	(337,188)	(1,137,941)	1,514,223	(199,425)

Current income tax recovery (expense)	-	-	-	-	-
Deferred income tax recovery (expense)	1,218,946	359,428	255,184	(534,533)	1,299,025
Income tax recovery (expense)	1,218,946	359,428	255,184	(534,533)	1,299,025

Profit for the period	980,427	22,240	(882,757)	979,690	1,099,600

Other comprehensive gain (loss):

Cumulative translation adjustment	342,940	24,492	62,942	(456,637)	(26,263)

Total comprehensive income for the period	$1,323,367	$46,732	$(819,815)	$523,053	1,073,337

Earnings (loss) per share
Basic	$0.03	$0.00	$(0.03)	$0.03	$0.03
Fully diluted	$0.03	$0.00	$(0.03)	$0.03	$0.03

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 33

There were no material differences between the statements of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP and thus we have not presented the quarterly cash flow information.

Business risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera cellular phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 34

Currency exchange risk

Transaction risk. The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency. As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice. The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces place results in either a significant increase in revenues or expenses, then the level of the Company’s risks to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada and Southampton, United Kingdom. Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems. If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and our ultimately our business results.

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure is critical to our business. Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation and limit our ability to renew contracts with customers as they come due or win business from new customers. All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth. We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 35

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles in Canada and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s disclosure controls or internal control over financial reporting during the three month period ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at December 31, 2011.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes three directors, two of whom are not involved in

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 36

the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three month period ended December 31, 2011	Page 37